Mail Stop 3010

November 24, 2009

Ms. Erin D. Pickens
Senior Vice President and Chief Financial Officer
Stratus Properties Inc.
98 San Jacinto Blvd., Suite 220
Austin, TX 78701

> **Re:** **Stratus Properties Inc.**
> **Form 10-K for the Year Ended December 31, 2008**
> **Forms 10-Q for the Periods Ended March 31 and June 30, 2009**
> **File No. 0-19989**

Dear Ms. Pickens:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Daniel L. Gordon
Branch Chief